Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	January 9, 2012
NYSE: SVM

Silvercorp Sues Jon R. Carnes, his EOS Holdings and Zane Heilig as “Alfred Little”/ “IFRA” in Silvercorp amended New York Lawsuit

VANCOUVER, British Columbia – January 9, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today filed an amended lawsuit in the Supreme Court of the State of New York, County of New York, adding EOS Holdings LLC., Jon Carnes, Zane Heilig, Andrew Wong and International Financial Research & Analysis Group (“IFRA”), as defendants. The original claim, filed on September 22, 2011 alleges that defendants Chinastockwatch.com, Jerry Katz, Alfredlittle.com, Alfred Little, Simon Moore, and several “John Doe” defendants with spreading “false, defamatory and fraudulent” information about Silvercorp on the Internet and in letters to the media and regulators to drive down the price of Silvercorp’s stock to profit from their short positions in the stock. The defendants have not yet answered the Silvercorp’s suit and the allegations remain to be proved.

Silvercorp has conducted extensive investigations to support the allegations concerning the involvement of the various parties who have been added as defendants:

1. Jon R. Carnes is a member of the group comprising Defendant Alfred Little. Carnes is a United States citizen who maintains resident addresses both in Las Vegas, Nevada and in the Vancouver, British Columbia area. Carnes is the President of Defendant EOS Holdings LLC (“EOS”), which he founded in 1992, and he is an official (with the title “Protector”) of One Horizon Foundation, which is the largest shareholder of EOS.

2. Zane Heilig is a member of the group comprising Defendant Alfred Little. Heilig is a United States citizen who maintains resident addresses both in Las Vegas, Nevada and in the Vancouver, British Columbia area. Heilig is the Director of Research at EOS, and has worked for Carnes for many years.

3. EOS Holdings LLC is a member of the group comprising Defendant Alfred Little. EOS Holdings LLC., a Nevada corporation, describes itself as a fund that focuses on “identifying and funding first and second round investments in small and mid sized companies in the U.S., Canada and China,” and that has “completed over 25 investments to date.” EOS’ website represents that it maintains a team of five full-time agents and numerous part-time agents in China based in its Chengdu office.

Carnes, Heilig and EOS are alleged to have become participants in the group comprising Alfred Little well before the September 2011 attacks on Silvercorp and other companies with operations in China. On March 29, 2011, Carnes, Heilig, IFRA, and EOS were involved in the publication of a press release in the name of “Alfred Little” relating to another company called China Integrated Energy through the PR Newswire service. PR Newswire’s records show that the 72 year old mother of EOS’s Research Director Zane Heilig “authorized” the “Alfred Little” release, and gave as contact phone numbers for the release the Vancouver phone number of defendants Heilig, Carnes, and EOS. Heilig’s mother also gave PR Newswire, as an additional contact phone number, the Hong Kong phone number of the added defendants Andrew Wong and IFRA. Furthermore, Heilig’s mother hand-wrote the check to pay PR Newswire for running the “Alfred Little” release using funds forwarded by Zane Heilig.

Andrew Wong and IFRA are members of the group comprising defendant Alfred Little. Andrew Wong is a Senior Analyst at IFRA, which describes itself as a “provider of complex financial analysis, business research, and investigative due diligence services.” IFRA maintains offices in the United States and China, including at the following locations: (i) 10/F Miramar Tower, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong; (ii) 548 Market Street, San Francisco CA 94104; and (iii) 2280 East Ventura Boulevard, Camarillo CA 93010, as well as a contact phone number in New York County (area code 646).

A Shanghai-based analyst with IFRA named “Dino” Huang admitted in an interview with the Globe and Mail, that IFRA had prepared the “Alfred Little” report attacking Silvercorp on which this law suit is based. The IFRA analyst further admitted that IFRA prepared the report on behalf of an “unnamed hedge fund” that had shorted Silvercorp stock, and thus would profit if the stock price dropped.

In two separate anonymous affidavits recently filed on behalf of “Alfred Little” in New York Court in the Sino Clean and Deer litigation against “Alfred Little” arising from similar short-and-distort stock manipulations, “Alfred Little” swore under oath that he has “used” IFRA to carry out his activities. (“Alfred Little” swore to the affidavits before a notary at the U.S. Consulate in Shanghai, but then redacted his name and signature before submitting the affidavits to the Court.)

Information obtained from EOS’ website further indicates that the person responsible for “overseeing all of the fund’s activities” is Kun Huang, who is described as its “Asia Region Manager” and its “Chief Investment Analyst”. Mr. Huang is a Canadian citizen with a residence in Vancouver, British Columbia. Other senior EOS officials include Jeff Huang (a/k/a Xiaofu Huang), its Director of Investment Investigation; Beth Liu, Vice President; Xiping Wang, Vice President; Joseph Ramelli, Manager of Equity Trading; Biquiang Huang, Vice President managing its Chengdu office, and Li (Emma) Liu, Director China. On information and belief EOS controls and acts through One Horizon Foundation, EOS Research LLC, EOS Asia Investments Limited, Carnes Investment Foundation, and JCAR Funds Ltd., among other entities and individuals.

EOS maintains offices in the United States, Canada and China, including at the following locations: (i) 2560 Highvale Drive, Las Vegas, NV 89134; (ii) 1500 West Georgia Street, Suite 1400, Vancouver, British Columbia V6G 2Z6, Canada; (iii) 3740 Chatham Street, Suite 205, Richmond, British Columbia V7E 2Z3, Canada; (iv) Level 18, The Office Tower, Shangri-La Centre, 9 Binjiang Road (East), Chengdu, Sichuan, China 610021; and (v) 689 Guang Dong Lu, Huang Pu Qu, Shanghai, China 200001, as well as locations in Beijing and Hong Kong.

Silvercorp has alleged that, beginning on August 29, 2011 and continuing up to the present, defendants have posted on the chinastockwatch.com and alfredlittle.com websites and sent anonymous letters to the British Columbia Securities Commission, the Ontario Securities Commission, Silvercorp’s auditors at Ernst & Young, and various financial media outlets that falsely and maliciously allege that Silvercorp’s financial statements and its resource deposits were overstated, among other false and defamatory statements. Following these statements, Silvercorp’s stock price dropped sharply – as much as 20% in a day on unusually high trading volumes – before partially recovering as Silvercorp came forward with information in the form of bank statements, government records and other documents to rebut the defendants’ false allegations.

Silvercorp has sued the defendants for defamation, unjust enrichment, trade libel and tortious interference, and deceptive acts and practices. As a result of the conduct charged, Silvercorp has asked the court to order the defendants to pay compensatory and punitive monetary damages, to order that the defendants’ profits from their short selling activities should be disgorged to Silvercorp or imposed with a constructive trust and paid as the court may direct, and to order the defendants to remove false statements about Silvercorp from their websites and not to repeat such misconduct, among other relief.

As previously reported, Silvercorp has reported on the facts as they are understood to law enforcement authorities in Canada, the United States, and China and is cooperating with the investigations in those countries. Silvercorp is represented in this matter by the law firm of K & L Gates LLP.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorpmetals.com.